UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Professional Staff plc

(Name of the Issuer)

Michael A. Ashcroft

Benjamin P. Blackden

Andrew R. Dixey

CS Services Limited

Ohsea Holdings Limited

Professional Staff plc

(Name of Persons Filing Statement)

American Depositary Shares representing Ordinary Shares

(Title of Class of Securities)

74315R 10 5

(CUSIP Number of Class of Securities)

Andrew S. Wilson

Ohsea Holdings Limited

Marine Court, The Parade,

Cowes, Isle of Wight P031 7QJ, England

Telephone: +44 (0) 1983 282 925

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications on Behalf of Persons Filing Statement)

With Copies to:

Eli D. Schoenfield, Esq.

Kay & Boose LLP

One Dag Hammarskjold Plaza

New York, New York 10017

Telephone: (212) 940-8200

This statement is filed in connection with (check the appropriate box):

a. ☐ The filing of solicitation materials or an transaction statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☒ None of the above.

Check the following box if the soliciting materials or transaction statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$21,874,276 (calculated solely for purposes of determining the filing fee pursuant to Rule 0-11(b) and based on offer price of $2.10 multiplied by 8,778,132, the total amount of issued and outstanding Ordinary Shares as of March 31, 2003 plus 1,638,190, which is the number of options to acquire Ordinary Shares as of March 31, 2003.

$1,779.80 ($80.90 per $1 million of Transaction Valuation)

☐ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

i

ITEM 1. Summary Term Sheet

The information set forth in the Transaction Statement in the section titled “Summary Term Sheet” is incorporated by reference.

ITEM 2. Subject Company Information

(a) Name and Address. The information set forth in the Transaction Statement in the section titled “Information Concerning Professional Staff—Name, Address and Telephone” is incorporated by reference.

(b) Securities. The information set forth in the Transaction Statement in the section titled “Information Concerning Professional Staff—Securities” is incorporated by reference.

(c) Trading Market and Price. The information set forth in the Transaction Statement in the section titled “Information Concerning Professional Staff—Trading Market and Price” is incorporated by reference.

(d) Dividends. The information set forth in the Transaction Statement in the section titled “Information Concerning Professional Staff—Dividends” is incorporated by reference.

(e) Prior Public Offerings. The information set forth in the Transaction Statement in the section titled “Information Concerning Professional Staff—Prior Public Offerings” is incorporated by reference.

(f) Prior Stock Purchases. The information set forth in the Transaction Statement in the section titled “Additional Information—Purchases of Ordinary Shares or ADSs During Past Two Years” is incorporated by reference.

ITEM 3. Identity and Background of Filing Person

(a) Name and Address. The information set forth in the Transaction Statement in the sections titled “Information concerning Professional Staff—Name, Address and Telephone” and “Information Concerning Ohsea and its Affiliates—Name, Address and Telephone” is incorporated by reference.

(b) Business and Background of Entities. The information set forth in the Transaction Statement in the section titled “Information Concerning Ohsea and its Affiliates—Business and Background of Entities” is incorporated by reference.

(c) Business and Background of Natural Persons. The information set forth in the Transaction Statement in the section titled “Information Concerning Ohsea and its Affiliates—Business and Background of Natural Persons” is incorporated by reference.

ITEM 4. Terms of the Transaction

(a) Material Terms.

(i) Brief Description. The information set forth in the Transaction Statement in the section entitled “Special Factors Relating to the Going Private Transaction—Purposes of the Transaction” is incorporated by reference.

(ii) Consideration Offered to Security Holders. The information set forth in the Transaction Statement in the section titled “Terms of the Going Private Transaction—Consideration Offered to Holders of Ordinary Shares and ADSs” is incorporated by reference.

(iii) Reasons for Engaging in the Transaction. The information set forth in the Transaction Statement in the section titled “Special Factors Relating to the Going Private Transaction—Purposes of the Transaction” is incorporated by reference.

(iv) Vote Required for Approval of the Transaction. The information set forth in the Transaction Statement in the section titled “Terms of the Going Private Transaction—Vote Required for Approval of the Transaction” is incorporated by reference.

(v) Material Differences in the Rights of Security Holders as a Result of the Transaction. The information set forth in the Transaction Statement in the section titled “Terms of the Going Private Transaction—Material Differences in the Rights of Security Holders as a Result of the Transaction” is incorporated by reference.

(vi) Accounting Treatment of the Transaction. Ohsea will account for the acquisition of Professional Staff under the purchase method of accounting.

(vii) Tax Consequences of the Transaction. The information set forth in the Transaction Statement in the section titled “ Material U.S. Federal Income Tax Consequences” is incorporated by reference.

(c) Different Terms. See Item 4(a)(v) above.

(d) Appraisal Rights. Not applicable.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. None other than transactions described in paragraph (c) below.

(b) Significant Corporate Events. None other than negotiations and contacts described in paragraph (c) below.

(c) Negotiations or Contacts. The information set forth in the Transaction Statement in the section titled “Negotiations Preceding this Going Private Transaction” is incorporated by reference.

(e) Agreements involving the Subject Company’s Securities. The information set forth in the Transaction Statement in the section titled “Additional Information—Agreements Involving Professional Staff’s Securities” is incorporated by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. Upon the effectiveness of the Scheme, all Ordinary Shares will be cancelled or exchanged as described in the Transaction Statement in the section titled “Terms of the Going Private Transaction”.

(c) Plans. The information set forth in the Transaction Statement in the section titled “Special Factors Relating to the Going Private Transaction—Effects of the Transaction” is incorporated by reference.

ITEM 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Transaction Statement in the section titled “Special Factors Relating to the Going Private Transaction—Purposes of the Transaction” is incorporated by reference.

(b) Alternatives. The information set forth in the Transaction Statement in the section titled “Special Factors Relating to the Going Private Transaction—Alternatives to the Transaction” is incorporated by reference.

(c) Reasons. The information set forth in the Transaction Statement in the section titled “Special Factors Relating to the Going Private Transaction—Purposes of the Transaction” is incorporated by reference.

(d) Effects. The information set forth in the Transaction Statement in the section titled “Recommendation of the Board of Directors—Fairness of the Transaction—Potential Benefits and Detriments of the Scheme to Holders of Ordinary Shares and ADSs” is incorporated by reference.

ITEM 8. Fairness of the Transaction

(a) Fairness. The information set forth in the Transaction Statement in the section titled “Recommendation of the Board of Directors—Fairness of the Transaction—Determination of Fairness—Factors Considered in Determining Fairness” is incorporated by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Transaction Statement in the section titled “Recommendation of the Board of Directors—Fairness of the Transaction—Determination of Fairness—Factors Considered in Determining Fairness” is incorporated by reference.

(c) Approval of Security Holders. The information set forth in the Transaction Statement in the section titled “Terms of the Going Private Transaction—Material Differences in the Rights of Security Holders as a Result of the Transaction” is incorporated by reference.

(d) Unaffiliated Representative. The information set forth in the Transaction Statement in the section titled “Recommendation of the Board of Directors—Fairness of the Transaction—Representative of Unaffiliated Security Holders” is incorporated by reference.

(e) Approval of Directors. The information set forth in the Transaction Statement in the section titled “Recommendation of the Board of Directors—Fairness of the Transaction—Approval of Directors” is incorporated by reference.

(f) Other Offers. The information set forth in the Transaction Statement in the section titled “Negotiations Preceding this Going Private Transaction” is incorporated by reference.

ITEM 9. Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Transaction Statement in the section titled “Recommendation of the Board of Directors—Fairness of the Transaction—Fairness Opinion” is incorporated by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Transaction Statement in the section titled “Recommendation of the Board of Directors—Fairness of the Transaction—Fairness Opinion” is incorporated by reference.

(c) Availability of Documents. The information set forth in the Transaction Statement in the section titled “Additional Information— Availability of Documents” is incorporated by reference.

ITEM 10. Sources and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Transaction Statement in the section titled “Financing for the Going Private Transaction—Source of Funds” is incorporated by reference.

(b) Conditions. The information set forth in the Transaction Statement in the section titled “Financing for the Going Private Transaction—Conditions” is incorporated by reference.

(c) Expenses. The information set forth in the Transaction Statement in the section titled “Additional Information—Costs Associated with the Transaction” is incorporated by reference.

(d) Borrowed Funds. The information set forth in the Transaction Statement in the section titled “Financing for the Going Private Transaction—Borrowed Funds” is incorporated by reference.

ITEM 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Transaction Statement in the section titled “Additional Information— Current Ownership of Ordinary Shares or ADSs by Affiliates of Ohsea” is incorporated by reference.

(b) Securities Transactions. The information set forth in the Transaction Statement in the section titled “Additional Information—Purchases of Ordinary Shares or ADSs During Past Two Years” is incorporated by reference.

ITEM 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Transaction Statement in the section titled “Additional Information—Agreements Involving Professional Staff’s Securities” is incorporated by reference.

(e) Recommendations of Others. The information set forth in the Transaction Statement in the section titled “Additional Information—Agreements Involving Professional Staff’s Securities” is incorporated by reference.

ITEM 13. Financial Statements

(a) Financial Information. The information set forth in the Transaction Statement in the section titled “Financial Statements and Information of Professional Staff” is incorporated by reference.

(b) Pro Forma Information. None of the filing persons believes that pro forma information disclosing the effect of the transactions contemplated by the Scheme is meaningful or material information.

ITEM 14. Persons/Assets Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. None.

(b) Employees and Corporate Assets. The information set forth in the Transaction Statement in the section titled “Financing for the Going Private Transaction” is incorporated by reference.

ITEM 15. Additional Information

(b) Other Material Information. None.

ITEM 16. Exhibits

1.	Transaction Statement required by Rule 13e-3(e) under the Securities Exchange Act of 1934, as amended.

2.

Scheme Document (Recommended Proposals for the acquisition of all the issued and to be issued share capital of Professional Staff plc by Ohsea Holdings Limited to be effected by means of a Scheme of Arrangement under Section 425 of the Companies Act 1985).*

3.	Bridge Facility Agreement, dated April 14, 2003, for Ohsea Holdings Limited, provided by GMAC Commercial Finance plc.

4.	Fairness Opinion, dated April 14, 2003, of C.E. Unterberg, Towbin.

5.	Slides of C.E. Unterberg, Towbin delivered to the Special Committee, dated April 14, 2003.

6.	Explanatory Statement of Nabarro Wells & Co. Limited.**

7.	Forms of Proxy (for holders of Ordinary Shares) and Voting Instruction Card (for holders of ADSs).**

8.	Shareholders’ Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Benjamin P. Blackden and Andrew R. Dixey.

9.	Share Exchange Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Benjamin P. Blackden, Sally Blackden, certain trusts controlled by Mr. Blackden and Andrew R. Dixey.

10.	Subscription Agreement, dated April 14, 2003, between Andrew R. Dixey and Ohsea Holdings Limited.

11.	Undertaking to Subscribe, dated April 11, 2003, by Lord Ashcroft, KCMG in favor of GMAC Commercial Finance plc and Ohsea Holdings Limited.

12.	Warrant Agreement, dated April 14, 2003, between Ohsea Holdings Limited and CS Services Limited, granting CS Services Limited a right to purchase shares in Ohsea Holdings Limited.

13.

Letter of Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Lord Ashcroft, KCMG and Andrew R. Dixey, granting Mr. Dixey a right to purchase shares in Ohsea Holdings Limited.

14.

Letter of Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Lord Ashcroft, KCMG and Benjamin P. Blackden, granting Mr. Blackden a right to purchase shares in Ohsea Holdings Limited.

15.	Deposit Agreement between The Bank of New York, as Depositary, and Professional Staff plc.*

16.	Service Agreement, dated October 11, 2000, between Professional Staff plc and Andrew R. Dixey.

17.	Agreement, dated March 29, 2001, between Professional Staff plc and Benjamin P. Blackden.

18.	Break Fee Agreement, dated April 14, 2003, between Professional Staff plc and Ohsea Holdings Limited.

19.	Irrevocable Undertaking, dated April 15, 2003, executed by Jerry C. Benjamin.

20.	Irrevocable Undertaking, dated April 15, 2003, executed by John C. Maynard.

21.	Irrevocable Undertaking, dated April 15, 2003, executed by Ohsea Holdings Limited.

22.	Irrevocable Undertaking, dated April 15, 2003, executed by CS Services Limited.

23.	Irrevocable Undertaking, dated April 15, 2003, executed by Ed Shea.

24.	Irrevocable Undertaking, dated April 15, 2003, executed by Benjamin P. Blackden.

25.	Irrevocable Undertaking, dated April 15, 2003, executed by Sally Blackden and Benjamin P. Blackden.

26.	Irrevocable Undertaking, dated April 14, 2003, executed by The Blackden Personal Settlement Trust.

27.	Irrevocable Undertaking, dated April 15, 2003, executed by Mary Blackden.

28.	Irrevocable Undertaking, dated April 15, 2003, executed by Philippa Berry.

29.	Irrevocable Undertaking, dated April 15, 2003, executed by Christopher Blackden.

30.	Irrevocable Undertaking, dated April 15, 2003, executed by Andrew R. Dixey.

31.	Power of Attorney given on March 12, 2003 by Sally Blackden.

32.	Power of Attorney given on March 12, 2003 by Christopher Mark Blackden.

33.	Power of Attorney given on March 12, 2003 by Benjamin Blackden.

34.	Power of Attorney given on March 12, 2003 by Mrs M J Blackden.

35.	Power of Attorney given on March 19, 2003 by The Blackden Personal Settlement Trust.

36.	Power of Attorney given on March 14, 2003 by Philippa Berry.

37.	Power of Attorney given on March 12, 2003 by Andrew Dixey.

38.	Power of Attorney given on March 12, 2003 by John Maynard.

39.	Power of Attorney given on March 27, 2003 by Jerry Benjamin.

40.	Power of Attorney, dated April 25, 2003, granted by filing persons to Andrew S. Wilson.

41.	Consent of C.E. Unterberg, Towbin, dated May •, 2003.*

42.	Consent of Nabarro Wells & Co. Limited, dated May •, 2003.*

43.	Consent of West LB Panmure Limited, dated May •, 2003.*

44.	Addendum to Irrevocable Undertaking, dated April 15, 2003, executed by CS Services Limited.

45.	Addendum to Irrevocable Undertaking, dated April 15, 2003, executed by Ed Shea.

*	To be filed by amendment.
**	Contained in Part II of the Scheme Document (referred to as Exhibit 2 above).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ MICHAEL A. ASHCROFT
Michael A. Ashcroft

/S/ BENJAMIN P. BLACKDEN
Benjamin P. Blackden

/S/ ANDREW R. DIXEY
Andrew R. Dixey

CS SERVICES LIMITED

By: /S/ NORTHTOWN LIMITED
Name:	K. Haylock for Northtown Limited
Title:	Director

OHSEA HOLDINGS LIMITED

By: /S/ ANDREW WILSON
Name:	Andrew Wilson
Title:	Director

PROFESSIONAL STAFF PLC

By: /s/ BENJAMIN P. BLACKDEN
Name:	Benjamin P. Blackden
Title:	Director

Dated: April 28, 2003

EXHIBIT INDEX

Item		Page
1.	Transaction Statement required by Rule 13e-3(e) under the Securities Exchange Act of 1934, as amended.

2.

Scheme Document (Recommended Proposals for the acquisition of all the issued and to be issued share capital of Professional Staff plc by Ohsea Holdings Limited to be effected by means of a Scheme of Arrangement under Section 425 of the Companies Act 1985).*

3.	Bridge Facility Agreement, dated April 14, 2003, for Ohsea Holdings Limited, provided by GMAC Commercial Finance plc.

4.	Fairness Opinion, dated April 14, 2003, of C.E. Unterberg, Towbin.

5.	Slides of C.E. Unterberg, Towbin delivered to the Special Committee, dated April 14, 2003.

6.	Explanatory Statement of Nabarro Wells & Co. Limited.**

7.	Forms of Proxy (for holders of Ordinary Shares) and Voting Instruction Card (for holders of ADSs).**

8.	Shareholders’ Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Benjamin P. Blackden and Andrew R. Dixey.

9.	Share Exchange Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Benjamin P. Blackden, Sally Blackden, certain trusts controlled by Mr. Blackden and Andrew R. Dixey.

10.	Subscription Agreement, dated April 14, 2003, between Andrew R. Dixey and Ohsea Holdings Limited.

11.	Undertaking to Subscribe, dated April 11, 2003, by Lord Ashcroft, KCMG in favor of GMAC Commercial Finance plc and Ohsea Holdings Limited.

12.	Warrant Agreement, dated April 14, 2003, between Ohsea Holdings Limited and CS Services Limited, granting CS Services Limited a right to purchase shares in Ohsea Holdings Limited.

13.

Letter of Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Lord Ashcroft, KCMG and Andrew R. Dixey, granting Mr. Dixey a right to purchase shares in Ohsea Holdings Limited.

14.

Letter of Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Lord Ashcroft, KCMG and Benjamin P. Blackden, granting Mr. Blackden a right to purchase shares in Ohsea Holdings Limited.

15.	Deposit Agreement between The Bank of New York, as Depositary, and Professional Staff plc.*

16.	Service Agreement, dated October 11, 2000, between Professional Staff plc and Andrew R. Dixey.

17.	Agreement, dated March 29, 2001, between Professional Staff plc and Benjamin P. Blackden.

18.	Break Fee Agreement, dated April 14, 2003, between Professional Staff plc and Ohsea Holdings Limited.

19.	Irrevocable Undertaking, dated April 15, 2003, executed by Jerry C. Benjamin.

20.	Irrevocable Undertaking, dated April 15, 2003, executed by John C. Maynard.

21.	Irrevocable Undertaking, dated April 15, 2003, executed by Ohsea Holdings Limited.

22.	Irrevocable Undertaking, dated April 15, 2003, executed by CS Services Limited.

23.	Irrevocable Undertaking, dated April 15, 2003, executed by Ed Shea.

24.	Irrevocable Undertaking, dated April 15, 2003, executed by Benjamin P. Blackden.

25.	Irrevocable Undertaking, dated April 15, 2003, executed by Sally Blackden and Benjamin P. Blackden.

26.	Irrevocable Undertaking, dated April 14, 2003, executed by The Blackden Personal Settlement Trust.

27.	Irrevocable Undertaking, dated April 15, 2003, executed by Mary Blackden.

28.	Irrevocable Undertaking, dated April 15, 2003, executed by Philippa Berry.

29.	Irrevocable Undertaking, dated April 15, 2003, executed by Christopher Blackden.

30.	Irrevocable Undertaking, dated April 15, 2003, executed by Andrew R. Dixey.

31.	Power of Attorney given on March 12, 2003 by Sally Blackden.

32.	Power of Attorney given on March 12, 2003 by Christopher Mark Blackden.

33.	Power of Attorney given on March 12, 2003 by Benjamin Blackden.

34.	Power of Attorney given on March 12, 2003 by Mrs M. J. Blackden.

35.	Power of Attorney given on March 19, 2003 by The Blackden Personal Settlement Trust.

36.	Power of Attorney given on March 14, 2003 by Philippa Berry.

37.	Power of Attorney given on March 12, 2003 by Andrew Dixey.

38.	Power of Attorney given on March 12, 2003 by John Maynard.

39.	Power of Attorney given on March 27, 2003 by Jerry Benjamin.

40.	Power of Attorney, dated April 25, 2003, granted by filing persons to Andrew S. Wilson.

41.	Consent of C.E. Unterberg, Towbin, dated May •, 2003.*

42.	Consent of Nabarro Wells & Co. Limited, dated May •, 2003.*

43.	Consent of West LB Panmure Limited, dated May •, 2003.*

44.	Addendum to Irrevocable Undertaking, dated April 15, 2003, executed by CS Services Limited.

45.	Addendum to Irrevocable Undertaking, dated April 15, 2003, executed by Ed Shea.

*	To be filed by amendment.
**	Contained in Part II of the Scheme Document (referred to as Exhibit 2 above).